

January 6, 2023

Corey McCann
Chief Executive Officer
Pear Therapeutics, Inc.
200 State Street, 13th Floor
Boston, MA 02109

>   **Re: Pear Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 3, 2023**
>   **File No. 333-269097**

Dear Corey McCann:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Benjamin Richie at 202-551-7857 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services

cc: Stacie S. Aarestad